UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-127589

Structured Asset Securities Corporation (as Depositor under the Trust Agreement, dated as of December 1, 2005, providing for the issuance of Lehman Mortgage Trust Mortgage Pass-Through Certificates, Series 2005-3)
(Exact name of registrant as specified in its charter)

745 Seventh Avenue, 7th Floor, New York, NY 10019
(212) 526-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Lehman Mortgage Trust, Mortgage Pass-Through Certificates, Series 2005-3
Classes 1-A1, 1-A2, 1-A3, 1-A4, 1-A5, 1-A6, 1-A7, 1-A8, 1-A9, 1-A10, 1-A11, 1-A12, 2-A1, 2-A2, 2-A3, 2-A4, 2-A5, 2-A6, 2-A7, 2-A8, 2-A9, 3-A1, 4-A1, 4-A2, AP, AX, PAX, B1, B2, B3, B4, B5 & B6
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 14

Pursuant to the requirements of the Securities Exchange Act of 1934, Structured Asset Securities Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association in its capacity as Trustee under the Trust Agreement on behalf of Structured Asset Securities Corporation, Registrant

Date: January 27, 2006	By:/s/ Cynthia Reis Name: Cynthia Reis T1tle: Senior Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three cop1es of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.